Direct Line: (212) 859-8272 Fax: (212) 859-4000 stuart.gelfond@friedfrank.com

September 20, 2013

VIA EDGAR AND COURIER

Michael McTiernan

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Extended Stay America, Inc.
ESH Hospitality, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 23, 2013
File No. 333-190052

Dear Mr. McTiernan:

This letter sets forth the response of Extended Stay America, Inc. (the “Company”) and ESH Hospitality, Inc. (“ESH REIT,” and together with the Company, the “Registrants”) to the comment letter, dated September 10, 2013, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Registration Statement on Form S-1 of the Registrants filed on July 22, 2013 and amended on August 23, 2013 (the “Registration Statement”). This letter is being filed with Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of the Amended Registration Statement marked to show changes from the prior amendment.

General

In response to comment 1 in the Staff’s letter dated August 16, 2013, for the Staff’s review, the Registrants are submitting to the Staff on a supplemental basis as Exhibit A copies of all graphics, maps, photographs and related captions or other artwork including logos that the Registrants intend to use in the prospectus.

Securities and Exchange Commission September 20, 2013 Page 2 of 10

1.	We will continue to monitor future amendments for updated disclosure in response to comments 15 and 27 in our letter dated August 16, 2013.

Response:

The Registrants acknowledge the Staff’s comment and will include updated disclosure in a future amendment.

2.	We note that Smith Travel Research collects and compiles the data used to calculate RevPAR Index. Please revise to clarify whether you exercise discretion in selecting the properties included in the RevPAR index.

Response:

The Registrants are able to exercise discretion with respect to the selection of properties included in the RevPAR Index, subject to Smith Travel Research’s guidelines with respect to the total number of properties and the number of properties from one brand or parent company included in the competitive set. Please see Exhibit B to this letter for the Smith Travel Research guidelines, which has been submitted to the Staff on a supplemental basis. The Registrants hereby request confidential treatment with respect to Exhibit B pursuant to Rule 83 of the Securities and Exchange Commission’s Rule on Information and Requests, 17 C.F.R. § 200.83.

Prospectus Summary

Our Business and Growth Strategies, page 4

3.	We have considered your submitted materials in response to comment 5 in our letter dated August 16, 2013. Please tell us whether the pre-renovation results were negatively impacted by renovations and other capital expenditures. If so, tell us why you believe these results are the appropriate baseline for measuring the impact of your capital investments.

Response:

The pre-renovation time period was selected because it was not negatively impacted from room displacement associated with the Registrants’ renovation program and other capital expenditures.

We may be liable for indemnification…, page 26

4.	Please supplement your disclosure in this section to reflect that you believe the risk of material indemnification claims to be remote and that you cannot quantify future indemnification obligations, consistent with your response to comment 13 in our letter dated August 16, 2013.

Securities and Exchange Commission September 20, 2013 Page 3 of 10

Response:

The Registrants have added the requested disclosure to page 26 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company

Notes and Management’s Assumptions to Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2013

1. Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2013

Footnote (B), page 64

5.	We have read your response to our prior comment 16. We remain unclear how you have determined the acquisition of HVM by New HVM should be accounted for as a reorganization of entities under common control. Please tell us the specific entity that has common control of HVM and New HVM prior to and immediately following the transaction. In your response, explain to us in detail how you determined that entity has control and the guidance you relied upon in making your conclusion. To the extent you have determined that a group of entities have control, tell us whether an agreement exists among these entities to vote interests in concert, the significant terms of that agreement and the date the agreement was signed.

Response:

Historical cost basis

Since ESH REIT consolidated HVM prior to the Pre-IPO Transactions and given that the Company will consolidate New HVM subsequent to the Pre-IPO Transactions, the Registrants considered the common ownership of ESH REIT and the Company. Because the Sponsors will own the same percentages in the Company subsequent to the Pre-IPO Transactions as they owned in the holding company that wholly owns ESH REIT prior to the Pre-IPO Transactions, the Registrants believe a non-substantive equity reorganization will occur and therefore historical cost basis will be appropriate. Reference is made to comment 6 below for further discussion of the rationale for historical cost basis.

The Registrants further note that the fair value of the net assets of HVM is estimated to be less than $3.0 million.

Securities and Exchange Commission September 20, 2013 Page 4 of 10

HVM

The entity that has a controlling financial interest, as defined in ASC 810-10, in HVM prior to the Pre-IPO Transactions is ESH REIT as a result of the Management Agreements between the wholly-owned subsidiaries of ESH REIT (i.e., the Operating Lessees) and HVM. It is through these Management Agreements with HVM that hotels leased by the operating lessees from ESH REIT are operated. Please refer to the Registrants’ response to comment 8 below for further discussion of these Management Agreements.

New HVM

New HVM will be created as part of Pre-IPO Transactions and will be controlled by the Company. The Registrants determined that the Company will have control of New HVM as a result of its economic ownership interest, which will be 100 percent. Please refer to the Registrants’ response to comment 8 below for further discussion of the consideration of New HVM.

The Registrants have revised the disclosure on page 64 of the Amended Registration Statement to conform to their response herein.

6.	We have considered your response to our prior comment 17. We are uncertain how you intend to account for the acquisition of the Class A common stock of ESH REIT by the company from the sponsors. To the extent you have determined this transaction should be accounted for as a reorganization of entities under common control, please provide us with your analysis detailing the common control relationship that exists prior to and directly after the reorganization transaction. Identify the entity or entities that have control in your response.

Response:

The Registrants intend to account for the acquisition of the Class A common stock of ESH REIT by the Company as an equity reorganization of the Sponsors’ ownership and therefore at the historical cost basis of the net assets. Prior to the Pre-IPO Transactions, ESH REIT was controlled by the Sponsors. Following the Pre-IPO Transactions, the Company will control ESH REIT.

Since after the Pre-IPO Transactions, no individual Sponsor will hold more than 50 percent of the voting interest in the Company and no agreement exists that requires the Sponsors to vote their shares in concert, the Registrants concluded that a common control group as defined by ASC 805-50-S99 does not technically exist. However, the Registrants reviewed additional accounting literature and prior SEC speeches and determined that historical cost basis would be appropriate based upon the Registrants’ specific facts and circumstances.

Specifically, the Registrants considered the nature of the reorganization and whether the transfer of net assets from ESH REIT to the Company represented a substantive exchange. As part of the Pre-IPO Transactions, the Sponsors will reorganize their collective wholly-owned equity ownership in ESH REIT such that 55 percent of the shares of ESH REIT will be

Securities and Exchange Commission September 20, 2013 Page 5 of 10

contributed to the Company by the Sponsors in the same proportion to the current ownership interest, while retaining the remaining 45% direct ownership in ESH REIT. Accordingly, after the Pre-IPO Transactions and prior to the sale of securities in the IPO, the Sponsors will own virtually 100 percent of the Company in the same proportion as prior to the Pre-IPO Transactions. At the 1997 AICPA Conference on Current SEC Developments, Donna Coallier, in her speech entitled Common Control, stated, in part:

When there is a transaction between entities with a high degree of common ownership, but that are not under common control, the staff assesses the transaction to determine whether the transaction lacks substance. FTB 85-5 provides an example of a similar assessment in an exchange between a parent and a minority shareholder in one of the parent’s partially owned subsidiaries. Paragraph 6 of FTB 85-5 states, in part:

…if the minority interest does not change and if in substance the only assets of the combined entity after the exchange are those of the partially owned subsidiary prior to the exchange, a change in ownership has not taken place, and the exchange should be accounted for based on the carrying amounts of the partially owned subsidiary’s assets and liabilities.

Similarly, in a transfer or exchange between entities with a high degree of common ownership, the staff compares the percentages owned by shareholders in the combined company to the percentages owned in each of the combining companies before the transaction. When the percentages have changed or the owned interests are not in substance the same before and after the transaction, the staff believes a substantive transaction has occurred and has objected to historical cost accounting.

Because the Sponsors will own the same percentages in the Company subsequent to the Pre-IPO Transactions as they owned in the holding company that owns ESH REIT prior to the Pre-IPO Transactions, the Registrants believe a non-substantive transaction between the Company and ESH REIT will occur. Accordingly, the Registrants believe the transfer of net assets from ESH REIT to the Company should be recognized by the Company at historical cost.

7.	We note your response to our prior comment 18. We are continuing to evaluate your response and may have further comment.

Response:

The Registrants acknowledge the Staff’s comment and further acknowledge that the Staff may have further comments following its review.

Securities and Exchange Commission September 20, 2013 Page 6 of 10

Unaudited Pro Forma Condensed Consolidated Financial Statements of ESH REIT

1. Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2013

Footnote (A), page 71

8.	We have considered your response to our prior comment 20. Please provide us with more detailed information regarding the contractual relationship between HVM and ESH REIT which led to HVM being consolidated by ESH REIT. In your response tell us whether the services formally performed by HVM for ESH REIT will be performed by New HVM, and if so explain to us why New HVM will not be consolidated by ESH REIT.

Response:

HVM provides services to ESH REIT and its wholly-owned subsidiaries under two types of contracts.

•	Management Agreements. Under these agreements, HVM provides services to the Operating Lessees, based on budgets provided by the Operating Lessees, to operate and manage the hotels. HVM employs all of the executives, management and employees of the hotel properties and manages the entire operations of the hotels. HVM is compensated through an annual management fee based on a percentage of revenues and cost reimbursement for a significant portion of the costs incurred in operating the hotels.

•	Administrative Services Agreements. Under these agreements between HVM and ESH REIT, HVM provides services such as (a) maintaining accounting records; (b) analyzing, proposing and supervising the implementation of major capital improvement projects; (c) procuring goods and services on behalf of ESH REIT; (d) coordinating legal services; (e) administering insurance claims; and (g) assisting in the analysis of asset acquisitions, dispositions and financings. In consideration of these services, HVM is compensated under a cost-plus arrangement.

The contractual relationships between HVM and ESH REIT (specifically, the wholly-owned subsidiaries, the Operating Lessees) that led to HVM being consolidated by ESH REIT are the Management Agreements. The Administrative Services Agreements are insignificant in comparison to the Management Agreements. Prior to the Pre-IPO Transactions, ESH REIT represented 99% of the business of HVM, based on total revenues.

Subsequent to the Pre-IPO Transactions, the services formerly performed under the Management Agreements by HVM will be performed by New HVM. However, these services will not be provided by New HVM to subsidiaries of ESH REIT, since subsequent to the Pre-IPO Transactions, the Operating Lessees will be wholly-owned subsidiaries of the Company. Subsequent to the Pre-IPO Transactions, New HVM will only be providing some administrative services to ESH REIT under the Administrative Services Agreements described above.

Securities and Exchange Commission September 20, 2013 Page 7 of 10

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 80

Critical Accounting Policies, page 119

Equity-Based Compensation, page 121

9.	We note your response to our prior comment 23. We will continue to monitor your amended filing for the requested disclosure as it relates to a discussion of any significant factors contributing to the difference between the value of the profit unit grants and an equivalent number of common shares at the IPO price.

Response:

The Registrants acknowledge the Staff’s comment and confirm that, should there be a difference between the value of the profit unit grants and an equivalent number of common shares at the IPO price, they will include a discussion of any significant factors contributing to such difference in value in a future amendment.

Executive Compensation, page 142

Equity Incentive Awards, page 146

10.	We note your response to our prior comment 26. Please tell us whether your offering is considered a Change of Control Transaction that will result in vesting of certain Profit Units. In addition, please revise your disclosure on page 121 of your filing to disclose the incremental cost that will be recorded as a result of the award modification when known.

Response:

Although the Registrants do not anticipate that a triggering of a Change of Control Transaction will occur with this transaction, the Registrants expect the boards of directors to accelerate vesting solely with respect to the 20% portion of each grant that typically would vest only upon a Change of Control Transaction. With respect to these newly-vested Shares, the Shareholders will generally be restricted from transferring these Shares until the remainder of the Shares received in respect of such grant are fully vested (which generally will occur on the fourth anniversary of the original grant date).

As noted in the Registrants’ prior response, the Registrants anticipate that the conversion will meet the definition of a modification pursuant to the definition in ASC 718-20-20. The Registrants have added the requested disclosure to page 155 of the Amended Registration Statement which will disclose the incremental cost that will be recorded as a result of the award modification.

Securities and Exchange Commission September 20, 2013 Page 8 of 10

Legal Matters, page 218

11.	Please revise to note the Fried Frank tax opinion.

Response:

The Registrants have revised the disclosure on page 220 of the Amended Registration Statement in response to the Staff’s comment.

Financial Statements

ESH Hospitality LLC and Subsidiaries and ESH Hospitality Strategies LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

1. Business, Organization and Basis of Consolidation and Combination, page F-34

12.	We note your response to our prior comment 34. Please explain to us in greater detail how you determined that ESH REIT and ESH Strategies are both controlled by the Sponsors. In your response tell us whether any one sponsor holds more than a 50% interest in both entities. To the extent no one sponsor holds more than a 50% interest in both entities, tell us whether an agreement to vote shares in concert exists among the sponsors.

Response:

Since after the Pre-IPO Transactions, no individual Sponsor will hold more than 50 percent of the voting interest in the Company and no agreement exists that requires the Sponsors to vote their shares in ESH REIT or ESH Strategies in concert, the Registrants concluded that a common control group as defined by ASC 805-50-S99 does not technically exist.

The guidance in ASC 810-10-45-10 and the pre-codification guidance in ARB No. 51 note that, in certain circumstances, combined financial statements of controlled companies are likely to be more meaningful than their separate statements. Combined financial statements may also be used to combine the financial statements of companies under common management. With respect to common management, the boards of ESH REIT and ESH Strategies are both composed of employees of each of the Sponsors and they are managed by the Sponsors as one enterprise. Additionally, both ESH REIT and ESH Strategies utilize employees of HVM to execute their operations. With respect to common ownership, the direct and indirect owners of the parent entities of ESH REIT and ESH Strategies, and the terms, rights and entitlements of the common ownership interests in those parent entities are substantially identical. Due to common ownership and management before and after the Pre-IPO Transactions the Registrants concluded that combined financial statements would be the most meaningful presentation of historical results as they represent the track record of the Sponsors’ leadership team of the Company.

Securities and Exchange Commission September 20, 2013 Page 9 of 10

The Registrants have revised the disclosure on pages F-13 and F-35 of the Amended Registration Statement to conform to their response herein.

15. Equity-Based Compensation, page F-63

13.	We have considered your response to our prior comment 37 and continue to believe that the requested disclosures should be included in your financial statements. Reference is made to paragraph 14.2 of the AICPA Audit and Accounting Guide – Valuation of Privately – Held – Company Equity Securities Issued as Compensation.

Response:

The Registrants have added the requested disclosure to pages F-64 and F-122 of the Amended Registration Statement.

Part II. Information Not Required in the Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-3

14.	We note your response to prior comment 38. Please file the legal and tax opinions with your next amendment or provide draft opinions for us to review.

Response:

For the Staff’s supplemental review, the Registrants are submitting to the Staff as Exhibit C and Exhibit D, respectively, the draft legal and tax opinions of Fried, Frank, Harris, Shriver & Jacobson LLP, each of which will be issued substantially in the forms included in Exhibit C and Exhibit D, respectively.

Securities and Exchange Commission September 20, 2013 Page 10 of 10

If you have any questions, please feel free to contact the undersigned at 212.859.8272. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Stuart H. Gelfond

Stuart H. Gelfond

cc:	Jerard Gibson (Securities and Exchange Commission)
Shannon Sobotka (Securities and Exchange Commission)
Bob Telewicz (Securities and Exchange Commission)
Paul D. Tropp (Fried, Frank, Harris, Shriver & Jacobson LLP)
Ross W. McCanless (Extended Stay America, Inc. and ESH Hospitality, Inc.)

EXHIBIT C

[FRIED FRANK LETTERHEAD]

[            ], 2013

Extended Stay America, Inc. and

ESH Hospitality, Inc.

11525 N. Community House Road, Suite 100

Charlotte, North Carolina 28277

Re:	Registration Statement on Form S-1, File No. 333-190052

Ladies and Gentlemen:

We have acted as counsel to Extended Stay America, Inc., a Delaware corporation (the “Corporation”), and ESH Hospitality, Inc., a Delaware corporation (“ESH REIT” and, together with the Corporation, the “Registrants”) in connection with the Registrants’ Registration Statement on Form S-1 (Registration No. 333-190052) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and as subsequently amended (the “Registration Statement”), relating to the registration of [                ] shares of common stock, par value $0.01 per share, of the Corporation (the “Corporation Shares”), including [                ] Corporation Shares which may be offered and sold upon the exercise of the over-allotment option granted to the Underwriters, and an aggregate of [                ] shares of Class B common stock, par value $0.01 per share, of ESH REIT (the “ESH REIT Shares,” and once paired with the Corporation Shares, the “Shares”), including [                ] ESH REIT Shares which may be offered and sold upon the exercise of the over-allotment option granted to the Underwriters, pursuant to an underwriting agreement, dated [            ], 2013 (the “Underwriting Agreement”), among the Corporation, ESH REIT and [                    ] as representatives of the several underwriters named in Schedule I thereto (the “Underwriters”). With your permission, all assumptions and statements of reliance herein have been made without any independent investigation or verification on our part, except to the extent otherwise expressly stated, and we express no opinion with respect to the subject matter or accuracy of such assumptions or items relied upon.

In connection with this opinion, we have (i) investigated such questions of law, (ii) examined the originals or certified, conformed, facsimile, electronic or reproduction copies of such agreements, instruments, documents and records of the Registrants, such certificates of public officials and such other documents and (iii) received such information from officers and representatives of the Registrants and others as we have deemed necessary or appropriate for the purposes of this opinion.

In all such examinations, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of original and certified documents and the conformity to original or certified documents of all copies submitted to us as conformed, facsimile, electronic or reproduction copies. As to various questions of fact relevant to the opinion expressed herein, we have relied upon, and assume the accuracy of, representations and warranties contained in the Underwriting Agreement (other than representations and warranties made by the Registrants) and certificates and oral or written statements and other information of or from public officials, and assume compliance on the part of all parties to the Underwriting Agreement (other than the Registrants) and agreements contained therein.

Based upon the foregoing and subject to the limitations, qualifications and assumptions set forth herein, we are of the opinion that the Shares have been duly authorized and, when issued and delivered pursuant to the Underwriting Agreement against payment of the consideration set forth therein, will be validly issued, fully paid and nonassessable.

The opinion expressed herein is limited to the federal laws of the United States of America, the laws of the State of New York and, to the extent relevant, the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and the Constitution of the State of Delaware and no opinion is expressed with respect to any other laws or any effect that such other laws may have on the opinion expressed herein. The opinion expressed herein is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated herein. This letter is given only as of the time of its delivery, and we undertake no responsibility to update or supplement this letter after its delivery.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to this firm under the caption “Legal Matters” in the prospectus included therein. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

DRAFT

FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP

EXHIBIT D

Exhibit 8.1

DRAFT

[Fried Frank letterhead]

[—], 2013

Extended Stay America, Inc.

11525 N. Community House Road, Suite 100

Charlotte, North Carolina 28277

ESH Hospitality, Inc.

11525 N. Community House Road, Suite 100

Charlotte, North Carolina 28277

Re:	Certain U.S. Federal Income Tax Matters

Ladies and Gentlemen:

We have acted as counsel to ESH Hospitality, Inc., a Delaware corporation (collectively with its predecessor, ESH Hospitality, LLC, “ESH REIT”), and Extended Stay America, Inc., a Delaware corporation (the “Company”), in connection with the preparation of the registration statement on Form S-1 of ESH REIT and the Company, filed with the Securities and Exchange Commission (the “SEC”) on [—], 2013 (File No. 333-xxxxxx) as amended or supplemented through the date hereof (the “Registration Statement,” and the effective time of the Registration Statement, the “Effective Time”), relating to the offering of up to [—] shares of paired common stock, each comprised of one share of common stock of the Company and one share of Class B common stock of ESH REIT (the “Paired Shares”). This opinion is being furnished pursuant to the request of ESH REIT and the Company. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

In connection with this opinion, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement; the certificates of incorporation of ESH REIT and the Company dated [—], 2013 (the “Charters” of ESH REIT and the Company, respectively); the “Written Materials” (within the meaning of the “Officers’ Certificate,” as defined below); the Underwriting Agreement among ESH REIT, the Company and the several underwriters listed therein dated [—], 2013 (the “Underwriting Agreement”); and such other documentation and information as we have deemed necessary or appropriate as a basis for the opinions set forth herein. You, together with HVM LLC (“HVM”) and ESA Management LLC (“Management” and together with HVM, the “Managers”), have provided us with, and we are relying upon, a certificate containing certain representations and covenants of officers of the Company, ESH REIT and the Managers (the “Officers’ Certificate”) relating to, among other

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things, the actual and proposed operations of ESH REIT and the Company and of each of the entities in which ESH REIT and the Company hold, or will hold, a direct or indirect equity interest. In addition, each of [Centerbridge Partners L.P.], [Paulson & Co. Inc.] and [The Blackstone Group L.P.] (the “Sponsors”) have provided us with, and we are relying upon, a certificate containing certain representations and covenants of officers of each of the Sponsors (together, the “Sponsor Certificates”), relating to, among other things, the actual and constructive ownership of ESH REIT and the Company by investment funds or other entities or arrangements sponsored or managed by the Sponsors or their affiliates (“Sponsor Funds”) and their direct and indirect owners (“Sponsor Investors”). KPMG has provided us with, and we are relying upon, an independent analysis of the actual and constructive ownership of ESH REIT and the Company by the Sponsor Funds and their direct and indirect owners as of the Effective Time (the “KPMG Report”). In reaching its conclusions, the KPMG Report relies upon the Sponsor Certificates. Finally, the Company has received, and with your consent we are relying upon, a third-party valuation of the Class B common stock of ESH REIT in relation to the value of all of the shares of stock of ESH REIT as of the Effective Time (the “Valuation”).

For purposes of our opinions, we have not independently verified the facts, representations and covenants set forth in the Registration Statement, the Charters, the Written Materials, the Underwriting Agreement, the Officers’ Certificate, the Sponsor Certificates, the KPMG Report or the Valuation or in any other document on which we have relied in rendering our opinions (collectively, the “Documents”). In particular, we note that the Company, ESH REIT and/or the entities in which ESH REIT and the Company hold, or will hold, a direct or indirect equity interest may have engaged in transactions that we have not or will not review or provide legal advice with respect thereto, and of which we may be unaware. We have, consequently, assumed that the information presented in the Documents, or otherwise furnished to us, accurately and completely describes all material facts relevant to our opinions. We have assumed that statements, representations and covenants in the Documents are true without regard to any qualification as to knowledge, belief, intent or materiality. Our opinions are conditioned on the continuing accuracy and completeness of such statements, representations and covenants. Any change or inaccuracy in the facts, statements, representations and covenants referred to, set forth, or assumed herein or in the Documents may affect our conclusions set forth herein.

For purposes of our opinions, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified, conformed, or photostatic copies, and the authenticity of the originals of such documents. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts. In making our examination of documents executed, or to be executed, we have assumed that the parties thereto had, or will have, the power, corporate or other, to enter into and perform all obligations thereunder. Moreover, we have assumed that the facts, information, statements and representations contained in the Documents can be established to the Internal Revenue Service or courts, if necessary, by clear and convincing evidence.

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Our opinions are also based on the correctness of the following assumptions: (i) ESH REIT timely and properly elected to be subject to tax as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), with the filing of its 2010 U.S. federal income tax return, (ii) all statements and information set forth in the Documents are true, correct and complete in all respects, (iii) each of the entities comprising the Company and ESH REIT will be operated in accordance with the laws of the jurisdiction in which it is formed and in the manner described in the relevant organizational documents, (iv) there will be no changes in the applicable laws of the State of Delaware or of any other jurisdiction under the laws of which any of the entities comprising the Company and ESH REIT have been formed, and (v) each of the written agreements to which each of ESH REIT and the Company and each entity in which ESH REIT and the Company holds, or will hold, a direct or indirect equity interest is a party and each of their respective organizational documents have been and will be implemented, construed and enforced in accordance with their respective terms.

In rendering our opinions, we have considered and relied upon applicable provisions of the Code, the Treasury regulations promulgated thereunder, pertinent judicial authorities, published opinions and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as they exist at the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. A change in any of the authorities upon which our opinions are based could affect our conclusions herein. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position if asserted by the IRS. In addition, any changes or inaccuracy in the Documents could affect our conclusions herein.

Based upon and subject to the limitations, qualifications, exceptions and assumptions set forth herein and in the Registration Statement under the heading “Material United States Federal Income Tax Considerations,” we are of the opinions set forth below.

Qualification of ESH REIT as a REIT under the Code

In order to qualify as a REIT, among the other requirements set forth in Sections 856 through 860 of the Code, ESH REIT, for each taxable year, must satisfy two gross income tests which generally require that “rents from real property,” among other prescribed items, comprise 95% and 75%, respectively, of ESH REIT’s gross income. Rents received by a REIT from a corporate tenant in which the REIT directly or indirectly owns, actually or constructively, stock possessing 10% or more of the total combined voting power of all classes of stock of such tenant entitled to vote or 10% or more of the total value of shares of all classes of stock of such tenant do not qualify as “rents from real property.” Prior to the Pre-IPO Transactions, ESH REIT owned 100% of the Operating Lessees, but relied upon an exception to the related party rent rule for leases of hotels or other “qualified lodging facilities” to taxable REIT subsidiaries (i.e., the Operating Lessees) managed by HVM as an “eligible independent contractor” (the “Qualified Lodging Exception”). Pursuant to the Pre-IPO Transactions, the Company acquired the assets of HVM and the Operating Lessees. As a result, the Qualified Lodging Exception to the related party rent rule relied upon for periods prior to the Pre-IPO Transactions no longer applies. The IRS could seek to reorder or recast the Pre-IPO Transactions such that the Qualified Lodging Exception was not available at all times prior to the Effective Time.

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Following completion of the Pre-IPO Transactions, rents that ESH REIT receives from the Company will not qualify as “rents from real property” if ESH REIT directly or indirectly owns, actually or constructively, stock possessing 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote or 10% or more of the total value of shares of all classes of stock of the Company. While ESH REIT does not directly own any stock in the Company, if ESH REIT is considered under the relevant attribution rules to own stock in the Company representing 10% or more of the total voting power or value of the Company, ESH REIT could not treat the lease payments received from the Company as rents from real property, and ESH REIT would not qualify as a REIT. For these purposes, ESH REIT will be considered to own any stock owned or deemed to be owned by any person that directly or indirectly owns, actually or constructively, stock possessing 10% or more of the total value of shares of all classes of ESH REIT stock (the owner of such amount of stock, a “10% Shareholder”). For purposes of determining whether a person is a 10% Shareholder of ESH REIT, complicated and factually intensive attribution rules under the Code apply. For example, a shareholder that owns 10% or more of the total value of all classes of Company stock will be treated as owning a proportionate share of the stock owned by the Company, including the Class A Common Stock of ESH REIT owned by the Company. Thus, a person that owns, actually or constructively, 10% or more of the Paired Shares will be considered to be a 10% Shareholder of ESH REIT.

Certain Sponsor Funds that directly or indirectly owned, actually or constructively, an interest in ESH REIT (“Sponsor Entities”), as well as certain Sponsor Investors, were 10% Shareholders of ESH REIT prior to the Pre-IPO Transactions. In advance of the Pre-IPO Transactions, the Sponsors undertook certain steps intended to reduce the interest in ESH REIT of these Sponsor Entities and Sponsor Investors, such that after the completion of these restructuring steps, no person would be treated as a 10% Shareholder of ESH REIT (and therefore rents paid by the Company to ESH REIT would be treated as rents from real property).

The Sponsor Certificates, upon which our opinion and the KPMG Report rely, describe the ownership interest in ESH REIT of each Sponsor Entity and the Sponsor Investors after completion of the restructuring steps. Each Sponsor Certificate also includes a representation that, to the best of such Sponsor’s knowledge, as of the Effective Time (i) no Sponsor Entity or Sponsor Investor is a 10% Shareholder of ESH REIT, and (ii) no entity is a 10% Shareholder of ESH REIT or the Company as a result of shares of ESH REIT or the Company being attributed to such entity from one or more of such entity’s owners. If any of the representations in the Sponsor Certificates are incorrect or incomplete, including representations as to the ownership interest in ESH REIT of the Sponsor Entities or the Sponsor Investors, one or more of the conclusions set forth in this opinion may not be correct. With your consent, we did not independently review or verify the determination of the ownership interest in ESH REIT of the Sponsor Entities or the Sponsor Investors and are relying solely on the Sponsor Certificates and the KPMG Report in that regard. In addition, the application of the constructive ownership rules with respect to certain aspects of calculating whether a person is a 10% Shareholder is unclear. For example, there is no judicial or administrative guidance describing the manner in which a partner’s “carried” interest is treated for purposes of calculating such partner’s profits interest in a partnership nor how such interests affect the other partners’ interests in the partnership for purposes of these rules. While the Sponsor

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Certificates, the KPMG Report and our opinion, make certain assumptions regarding the manner in which such interests should be treated, the IRS or a court considering the matter could disagree with such assumptions.

Our opinion also relies on the KPMG Report, which reviewed and analyzed the restructuring steps undertaken by the Sponsors, the ownership structure of each Sponsor Entity, the ultimate beneficial owners of each Sponsor Entity, and instances of overlapping investments by the same investors in different Sponsor Entities. Based on this information, the KPMG Report calculated the actual and constructive ownership interest in ESH REIT of each Sponsor Entity and each Sponsor Investor as of the Effective Time, and determined that no Sponsor Entity or Sponsor Investor would be treated as a 10% Shareholder of ESH REIT as of the Effective Time. In reaching its conclusion, the KPMG Report assumes that for purposes of determining whether a person is a 10% Shareholder of ESH REIT or the Company, a partner’s profits interest in a Sponsor Fund is determined based on the maximum amount of partnership profits potentially allocable to such partner on a cumulative basis.

The conclusions in the KPMG Report that no Sponsor Entity or Sponsor Investor is a 10% Shareholder of ESH REIT, and the supporting representations contained in the Sponsor Certificates, are made as of the Effective Time, as is our opinion. However, events beyond the Sponsors’, ESH REIT’s or the Company’s knowledge or control, including events after the Effective Time, could result in a person, including a Sponsor Entity or Sponsor Investor, being (or becoming) a 10% Shareholder. The constructive ownership rules that apply for purposes of determining whether a holder of Shares is a 10% Shareholder of ESH REIT or the Company are complex and may cause the outstanding Shares owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, and for instance, the acquisition of less than 10% of the outstanding Shares (or the acquisition of an interest in an entity that owns Shares) by an individual or entity could cause that individual or entity to be treated as a 10% Shareholder of ESH REIT or the Company. After the Effective Time, we will not monitor the actual or constructive ownership of Shares. While the Sponsor Certificates include a representation that the Sponsors will monitor the actual and constructive ownership of the Sponsor Entities and Sponsor Investors in ESH REIT and the Company and take all measures within their control to ensure that no Sponsor Entity or Sponsor Investor will be treated as a 10% Shareholder of ESH REIT or the Company, the Sponsors’ ability to completely and accurately monitor the actual and constructive ownership of Shares by Sponsor Entities and Sponsor Investors after the Effective Time is limited. Thus, no assurance can be given that, after the Effective Time, a person, including a Sponsor Entity or Sponsor Investor, will not be treated as a 10% Shareholder of ESH REIT or the Company.

Further, the Charters of ESH REIT and the Company each provide that no single person may “Beneficially Own” or “Constructively Own” more than 9.8% of the stock in value or number of shares, whichever is more restrictive, of any class of or series of capital stock of ESH REIT and the Company, respectively (the “Ownership Limitations”). Under the Charters, if a person Beneficially Owns or Constructively Owns stock in excess of the Ownership Limitations, the stock owned by such person in excess of the Ownership Limitations will be converted automatically into shares of “excess stock” and will be transferred, by operation of law, to a trust, the beneficiary of which is a qualified charitable organization. You have represented to us that you will enforce this

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provision of the Charters and that ESH REIT and the Company will take all measures within your control (including, without limitation, monitoring and enforcing all restrictions on ownership of their respective stock) to ensure that ESH REIT is not treated as owning stock possessing 10% or more of the total combined voting power or total value of shares of all classes of stock of the Company.

Subject to the foregoing, we are of the opinion that, commencing with its taxable year ended December 31, 2010, ESH REIT has been organized in conformity with the requirements for qualification as a REIT under the Code, and its current and proposed method of operation, as described in the Registration Statement and in representations furnished to Fried Frank, should enable it to meet the requirements for qualification and taxation as a REIT under the Code.

Application of Section 269B of the Code

Section 269B(a)(3) of the Code provides that if a REIT and a non-REIT are “stapled entities,” then the REIT and the non-REIT shall be treated as one entity for purposes of determining whether either entity qualifies as a REIT. ESH REIT and the Company will be considered “stapled entities” if more than 50% of the value of the beneficial ownership of ESH REIT is paired with the shares of the Company. If ESH REIT and the Company are treated as “stapled entities” then ESH REIT would not qualify as a REIT under the Code. The relevant legislative history provides little guidance regarding the application of this provision. However, the Joint Committee on Taxation General Explanation to Section 269B (the “General Explanation”) provides that, in enacting Section 269B, Congress did not intend to treat stock of a parent corporation as stapled to the stock of a subsidiary corporation.

The Class B common stock of ESH REIT and the common stock of the Company are paired and will trade together. Following the offering, the number of shares of Class B common stock of ESH REIT are expected to represent approximately [45%] of the total number of shares of common stock of ESH REIT. While the terms of the Class A common stock of ESH REIT and Class B common stock of ESH REIT are similar in most respects, there are certain differences between the two classes of ESH REIT common stock that could affect the relative values of the two classes of common stock. Taking into account the terms of each outstanding class of ESH REIT stock, the Valuation concludes that, as of the Effective Time, the outstanding shares of Class B common stock of ESH REIT will represent less than 50% of the value of all of the shares of stock of ESH REIT. The Officers’ Certificate includes a representation that you will take all measures within your control to ensure that the value of the outstanding shares of Class B common stock of ESH REIT will at all relevant times be less than 50% of the value of all of the shares of stock of ESH REIT.

Relying on the foregoing, including in particular the General Explanation and the Valuation, we are of the opinion that ESH REIT and the Company should not be “stapled entities” within the meaning of Section 269B(c)(2) of the Code.

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Separate Corporate Identities of ESH REIT and the Company

It is a fundamental principle of federal income tax law that a corporation is respected as a separate taxable entity if it carries on business activities or its purpose is the equivalent of business activity. See Moline Properties, Inc. v. Comm’r, 319 U.S. 436 (1943). The determination of whether the separate corporate identity of an entity, including ESH REIT and the Company, will be respected under the Moline Properties doctrine depends on the particular facts and circumstances of the transaction.

In this case, you have represented to us that ESH REIT and the Company each has their own board of directors and officers, and operate under the direction of such directors and officers. Less than a majority of the directors and officers of the Company are also directors and officers of ESH REIT. ESH REIT and the Company have separate dividend policies, and distributions and dividends may be declared on the stock of one entity, but not the other. You have further represented to us that ESH REIT and the Company and the entities in which they directly or indirectly own an interest will each maintain separate books and records and all material transactions among them, including the operating leases, have been and will be negotiated and structured with the intention of achieving an arm’s length result. In addition, you have represented to us that ESH REIT and the Company will each act independently and not as agent for each other.

Relying on the foregoing, in accordance with the Moline Properties doctrine, we are of the opinion that the separate corporate identities of ESH REIT and the Company should be respected for U.S. federal income tax purposes.

Fair Summary of Matters of U.S. federal income tax laws

We are of the opinion that the statements set forth in the Registration Statement under the caption “Material United States Federal Income Tax Considerations,” insofar as such statements purport to summarize matters of U.S. federal income tax laws or legal conclusions with respect thereto and subject to the limitations, qualifications and assumptions set forth therein, fairly summarize the matters set forth therein.

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As noted in the Registration Statement, ESH REIT’s qualification and taxation as a REIT depend upon its ability to meet, on a continuing basis, through actual results of operation, certain requirements, including requirements relating to the nature of its assets and income, distribution levels, diversity of stock ownership, and various other qualification requirements imposed under the Code, compliance with which has not and will not be reviewed by us. Accordingly, no assurance can be given that the actual results of the operation of ESH REIT for any one taxable year will satisfy the requirements for taxation as a REIT under the Code.

Except as set forth above, we express no opinion to any party as to any tax consequences, whether U.S. federal, state, local or non-U.S., of the transactions described in the Registration Statement, any transaction related thereto, or of ownership of the Paired Shares of ESH REIT and the Company.

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This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinions to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation or assumption relied upon herein that becomes incorrect or untrue. The opinions expressed herein are being furnished in connection with the Registration Statement and may not be used or relied upon for any other purpose without our prior written consent.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to each reference to us and the discussions of advice provided by us under the headings “Risk Factors” and “Material United States Federal Income Tax Considerations” in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC.

Very truly yours,

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